UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           EUROWEB INTERNATIONAL CORP.
                       (Name of Subject Company (Issuer))

                CENTRAL EUROPEAN TELECOM ACQUISITION CORPORATION
                       (Names of Filing Persons (Offeror))

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    298801101
                      (Cusip Number of Class of Securities)

                                Mr. George Gondon
                                  1118 Budapest
                                Kelenhegyi ut 43.
                                     Hungary

                            Telephone: (361) 361-5187
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                             Stephen M. Nagler, Esq.
                               Phillips Nizer LLP
                                666 Fifth Avenue
                             New York, NY 10103-0084

                            Calculation of Filing Fee

     Transaction Valuation                           Amount of Filing Fee
     ---------------------                           --------------------
     Not Applicable*                                 Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: __________________________
            Form of Registration No.: ________________________
            Filing Party: ____________________________________
            Date Filed: ______________________________________


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

PRESS RELEASE
[New York, New York]
October [17], 2003

                              Source: Central European Telecom Acquisition Corp.

CETAC ANNOUNCES ITS INTENTION TO ACQUIRE THE MAJORITY OF OUTSTANDING SHARES OF EUROWEB INTERNATIONAL CORP. FOR $2.84 PER SHARE

Central European Telecom Acquisition Corporation, a Delaware corporation ("CETAC"), Jointly with its Investor announces its intent to acquire all of the outstanding common stock of Euroweb International Corp. (Nasdaq: EWEB), in accordance with its letter sent to the Board of Directors of Euroweb, on October 9, 2003.

Mr. Peter Klenner, Chief Executive Officer of CETAC, noted, "We have completed our due diligence on Euroweb, and subject to certain terms and conditions, confirm our intention to acquire the majority or all of Euroweb common stock for $2.84 per share. Subject to KPN selling it's shares. The offer price will be reduced on a pro rata basis for the amount of EWEB's outstanding tax liabilities as of the offer date. This offer is also subject to standard governmental and corporate approvals and to the negotiation of a definitive agreement.

CETAC's intention is to maintain Euroweb as a publicly traded company and, through restructuring of Euroweb's assets and operation, create additional value for Euroweb's shareholders . CETAC offer is based upon an arms' length negotiated price of $ 3,00 per share as of December 31, 2002 less Euroweb `s losses of $ 739,216 for the first six months of 2003 increase the value of this company.

MBI, a merchant banking boutique, has acted as advisor in this proposed transaction www.imbinvest.com

Mr. Klenner has been one of the original founders as well as the chief executive officer of EWEB until his resignation. Furthermore he has been the founder as well as CEO of Hungarian Telephone and Cable Corp. (AMEX: HTC) until 1995. Currently, Mr. Klenner is the head of M&A Capital Ltd. a private investment bank based in Malta with offices in Budapest and Vienna. Furthermore he is a director and the chief executive officer of Central European Telecom Acquisition Corp. (CETAC). In the year 2000, Mr. Klenner was appointed the Honorary Consul of the Republic of Panama. For more details, please visit M&A's website at: www.mandaltd.com.

This press release contains forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Factors that could cause such differences include, but are not limited to, delays in completing due diligence, negotiation and completion of a formal transaction agreement, actions taken by CETAC, Euroweb or other parties and governmental regulatory processes.

THIS ANNOUNCEMENT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF EUROWEB. In the event that CETAC determines to proceed with an acquisition of Euroweb by means of a tender offer, CETAC WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION TENDER OFFER DOCUMENTS WITH RESPECT TO THE PROPOSED TENDER OFFER. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY CETAC WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM CETAC AT Mr. George Gondon
(361) 361-5187 gg@cetac.hu